January 11, 2010

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549-4631

Re:      Herman Miller, Inc.

                        Form 10-K for the year ended May 30, 2009

                        Form 10-Q for the period ended August 29, 2009

                        File 1-15141

Dear Mr. Decker:

            This letter responds to your comment letter, dated December 15, 2009, regarding the above-referenced filings.  The comments from your letter are set forth in bold font below and are followed by our response.

FORM 10-K FOR THE YEAR ENDED MAY 30, 2009

General

1.         Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Response:  We will include the required, additional disclosures in our future filings on Form 10-K, and, if applicable, interim filings.

Financial Statements

Notes to the Financial Statements

Note 1, Significant Accounting and Reporting Policies, page 46

Mr. Rufus Decker

January 11, 2010

Notes Receivable, page 49

2.         We note your response to prior comment 9.  Please tell us the amounts of notes receivable recorded as of May 30, 2008, May 30, 2009, and August 29, 2009 which were created by converting accounts receivable or similar items to notes receivable.  Please also tell us the amounts of these notes receivable that were included in the notes receivable repayments and notes receivable issued line items included in your determination of net cash used from investing activities for each of the three years ended May 30, 2009 as well as the three months ended August 29, 2009.  For any amounts included in the notes receivable issued line item, please help us understand how the conversion of accounts receivable or similar items into notes receivable would result in a cash transaction.  Please also tell us for the same periods the corresponding amounts recorded in cash flows from operating activities related to these transactions.  Please confirm, if true, that you recorded cash inflows in operating activities that were offset by corresponding cash outflows in investing activities when you converted these accounts receivable or similar items to notes receivable.  In addition, given that paragraph 22(a) of SFAS 95 states that cash inflows from operating activities include cash receipts from the sales of goods or services, including receipts from the collection of accounts and both short- and long-term notes receivable from customers arising from those sales, please further advise how you determined that the actual cash collections from these notes receivable should be reflected in cash flows from investing activities rather than as cash flows from operating activities.

Response:  Notes receivable which were created by converting accounts receivable or similar items to notes receivable:

                                                              i.      Quarter ended August 29, 2009 - There was a note receivable created by converting AR on June 30, 2009 for approximately $0.1 million that was on the balance sheet as of August 29, 2009.

                                                            ii.      Year ended May 30, 2009 –   There were no notes receivable created by converting AR, or similar items to notes receivable, in this period.

                                                          iii.      Year ended May 31, 2008 -   There was a note receivable created by converting AR on May 5, 2008 for a negligible amount ($39,109) that was on the balance sheet as of May 31, 2008.

Mr. Rufus Decker

January 11, 2010

Notes receivable that were included in the notes receivable repayments and notes receivable issued line items:

                                                           iv.      Quarter ended August 29, 2009 – The amount of notes receivable that resulted from conversion of accounts receivable, recognized in either cash used or provided from investing activities, was approximately $0.1 million for this period ended.

                                                             v.      Year ended May 30, 2009 –   The amount of notes receivable that resulted from conversion of accounts receivable, recognized in either cash used or provided from investing activities, was zero ($0) for this period ended.

                                                           vi.      Year ended May 31, 2008 -   The amount of notes receivable that resulted from conversion of accounts receivable, recognized as cash used from investing activities was approximately $1.6 million for this period ended.

                                                         vii.      Year ended June 2, 2007 -   The amount of notes receivable that resulted from conversion of accounts receivable, recognized as cash used from investing activities was approximately $4.4 million for this period ended.

The cash flows provided from operating activities corresponded on a one-to-one basis with the cash flows used from investing activities, as described above.  The company's recorded cash inflows in operating activities were offset by corresponding cash outflows in investing activities when these accounts receivable or similar items were converted to notes receivable.

Treatment of repayment of certain notes receivable as cash flows from investing activities:

We note that for fiscal 2007, as described above, there was a maximum amount of $4.4 million that was classified as cash flows from investing activities, which is 3.2% of the $137.3 million cash flows from operating activities.  In fiscal year 2008 there was a maximum amount of $1.6 million that was classified as cash flows from investing activities, which is less than 1% of the $213.6 million of cash flows from operating activities.  In short, the company believes that the cash flows from investing activities that were attributable to notes that may have been generated, in part, from the conversion of customer accounts receivable, were immaterial.  Prospectively, the company will not include, within cash flows from investing activities, any proceeds from notes that were generated from the conversion of customer accounts receivable.

Mr. Rufus Decker

January 11, 2010

 Note 9, Notes Payable and Note 10,  Long-Term Debt, page 57

3.        We note your response to prior comment 10.  If EBITDA (as defined in the credit agreement) includes adjustments for items other than interest, taxes, depreciation and amortization, please revise your description of the measure to convey this and briefly describe the nature of the additional adjustments.

Response:  Management has revised the example response to indicate that EBITDA (as defined in the credit agreement) does include items that adjust EBITDA.  Management has included a description in the disclosure to indicate the types of items that adjust EBITDA for purposes of calculating financial performance ratios for our debt covenants.

Example Disclosure: Notes Payable

Our senior notes and the unsecured senior revolving credit facility restrict, without prior consent, our borrowings, capital leases, and the sale of certain assets. In addition, we have agreed to maintain certain financial performance ratios, which include a maximum leverage ratio covenant, which is measured by the ratio of debt to trailing four quarter EBITDA (as defined in the credit agreement) and is required to be less than 3.5:1, and a minimum interest coverage ratio, which is measured by the ratio of trailing four quarter EBITDA to trailing four quarter interest expense (as defined in the credit agreement) and is required to be greater than 4:1. EBITDA is generally defined in the credit agreement to be adjusted by certain items which include non-cash, share-based compensation, non-recurring restructuring costs and extraordinary items. At May 30, 2009 and May 31, 2008, we were in compliance with all applicable restrictions and performance ratios and anticipate remaining so for the foreseeable future.

Note 14.  Stock-Based Compensation

Deferred Compensation Plan, page 70

4.        We note your response to prior comment 11.  Shares associated with the Non-qualified Deferred Compensation Plan are included in the denominator for purposes of determining diluted earnings per share amounts.  Please also disclose when these shares are included in your determination of basic earnings per share.  Refer to paragraph 10 of SFAS 128.  As previously requested, please also disclose how you account for the deferred compensation obligation, including changes in the obligation, related to the Executive Equalization Retirement Plan.  Please disclose which balance sheet line item includes this obligation.  Refer to EITF 97-14.  Please show us in your supplemental response what the revisions will look like.

Response:  Management has revised the example response to include that shares associated with the non-qualified deferred compensation plan are included in the denominator for both the basic and diluted EPS calculation.  Management has also included expanded disclosure of the accounting treatment for the Executive Equalization Retirement Plan.

Mr. Rufus Decker

January 11, 2010

Example Disclosure - Deferred Compensation Plan

In 2008 we discontinued use of the existing Non-qualified Deferred Compensation Plan for new contributions and established the Herman Miller, Inc. Executive Equalization Retirement Plan.

The Non-qualified Deferred Compensation Plan allowed selected employees to defer part or all of their executive incentive cash bonus payment each year. A matching company contribution could be made of 30 percent of the executive’s contribution up to 50 percent of the deferred cash incentive bonus. The company matching contribution vested at the rate of 33 1/3 percent annually. In accordance with the terms of the plan, the executive deferral and company matching contribution were placed in a Rabbi trust, which invested solely in the company’s common stock. Rabbi trust arrangements offer the executive a degree of assurance for ultimate payment of benefits without causing constructive receipt for income tax purposes. Distributions to the executive from the Rabbi trust can only be made in the form of the company’s common stock. The assets in the Rabbi trust remain subject to the claims of creditors of the company and are not the property of the executive and are, therefore, included as a separate component of shareholders’ equity under the caption Key Executive Deferred Compensation. Shares associated with the Non-qualified Deferred Compensation Plan are included in the denominator for both basic and diluted EPS (see footnote __).

The Herman Miller, Inc. Executive Equalization Retirement Plan is a supplemental deferred compensation plan and was made available for salary deferrals and company contributions, which include matching and profit sharing, beginning in January 2008. The plan is available to a select group of management or highly compensated employees who are selected for participation by the Executive Compensation Committee of the Board of Directors. The plan allows participants to defer up to 50 percent of his or her base salary and 100 percent of his or her incentive cash bonus. Company contributions to the plan “mirror” the amounts we would have contributed to the various qualified retirement plans had the employee’s compensation not been above the IRS statutory ceiling ($xxx,000 in 20xx) and are recognized as compensation expense. Herman Miller does not guarantee a rate of return for these funds. Instead, participants make investment elections for their deferrals and company contributions. Investment options are the same as those available under the Herman Miller Profit Sharing and 401(k) Plan except for the company’s common stock, which is not an investment option under this plan.

In accordance with the terms of the Executive Equalization Retirement Plan, all salary and bonus deferrals and company contributions have been placed in a Rabbi trust. The assets in the Rabbi trust remain subject to the claims of creditors of the company and are not the property of the participant and are, therefore, included as an asset on the company’s balance sheet within the other assets line item.  A liability of the same amount is recorded on the consolidated balance sheet within the other liabilities line item.  Investment assets are classified as trading, and accordingly, realized and unrealized gains and losses are recognized within the company’s consolidated statement of operations in the interest and other investment income line item. The associated changes to the liability are recorded as compensation expense within the selling, general and administrative line item within the company’s consolidated statement of operations. The net effect of any change to the asset and corresponding liability in the statement of operations is zero.

Mr. Rufus Decker

January 11, 2010

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2009

General

5.         Please address the above comments in your interim filings as well.

Response:  Management agrees to incorporate our responses to the above, and to our interim filings, as applicable and appropriate.

Note 5, Common Stock and Earnings Per Share, page 8

6.         We note your response to prior comment 16.  In a similar manner to your response, please disclose that dividends accumulate and are forfeitable at all times until vested.

Response: Management has revised the example response to indicate that dividends accumulate and are forfeitable at all times until vested.

Example Disclosure: Common Stock and Earnings Per Share

The company grants restricted stock units to certain key employees. This program provided that the actual number of restricted stock units awarded was tied in part to our financial performance for the fiscal year on which the grant was based. The awards generally cliff-vest after a five year service period, with prorated vesting under certain circumstances and continued vesting into retirement. Each restricted stock unit represents one equivalent share of the company’s common stock to be awarded, free of restrictions, after the vesting period.  However, these shares do not entitle participants to the rights of shareholders of common stock, such as voting rights, and they are forfeitable at all times prior to the vesting date. Compensation expense related to these awards is recognized over the requisite service period, which includes any applicable performance period. Dividend-equivalent awards are credited and accumulate quarterly and are forfeitable at all times until vested.

Mr. Rufus Decker

January 11, 2010

ACKNOWLEDGMENT

  The company is responsible for the adequacy and accuracy of the disclosure in its filings;
  SEC Staff comments or changes to disclosure in response to SEC Staff comments in the company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the company's filings; and
  The company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

            We hope that the foregoing sufficiently responds to your comment.  If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma

Gregory J. Bylsma

Chief Financial Officer